SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 19, 2002

Fording Inc.

(Translation of Registrant’s Name Into English)

Suite 1000, 205 – 9th Avenue SE
Calgary, Alberta Canada T2G 0R4

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES
Exhibit Index
LETTER TO SECURITY HOLDERS
LETTER TO SECURITY HOLDERS
LETTER TO SECURITY HOLDERS
FORM OF PROXY FOR REGISTERED HOLDERS
FORM OF PROXY FOR BENEFICIAL HOLDERS IN CANADA
FORM OF PROXY FOR BENEFICIAL HOLDERS IN US
FORM OF PROXY FOR OPTIONHOLDERS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

December 19, 2002	By:	/s/ James F. Jones James F. Jones Corporate Secretary

Exhibit Index

     The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Letter to securityholders for registered shareholders	99.1
Letter to securityholders for beneficial shareholders	99.2
Letter to securityholders for optionholders	99.3
Form of proxy for registered holders	99.4
Form of proxy for beneficial holders resident in Canada	99.5
Form of proxy for beneficial holders in the United States	99.6
Form of proxy for optionholders	99.7